April 10, 2023

VIA EDGAR

Cheryl Brown, Esq.

Laura Nicholson, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Re:   Greenbacker Renewable Energy Company LLC

Post-Effective Amendment No. 1 to Form S-3 on Form S-1

Filed February 14, 2023

File No. 333-251021

Dear Mses. Brown and Nicholson:

On behalf of our client, Greenbacker Renewable Energy Company LLC (the "Company"), set forth below is the Company's response to the comment received from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") by letter dated March 28, 2023 (the "Comment Letter") in connection with the Company's Post-Effective Amendment No. 1 to Form S-3 on Form S-1 (the "Post-Effective Amendment") which was filed with the SEC on February 14, 2023.

For convenience of reference, the Staff's comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph number assigned in the Comment Letter, and is followed by the corresponding response of the Company.

Correspondence dated March 20, 2023

General

1.	We note your response to prior comment 2 and reissue. General Instruction VII.C to Form S-1 requires that the registrant has filed the annual report for its most recently completed fiscal year to be eligible to incorporate by reference into the post-effective amendment to Form S-3 on Form S-1. Accordingly, please revise.

The Company has filed its Form 10-K for the fiscal year ended December 31, 2022, which has been incorporated by reference in the prospectus pursuant to General Instruction VII.C to Form S-1.

If you have any questions or need additional information, please do not hesitate to contact the undersigned at (212) 878-8526 or Jay Bernstein at (212) 878-8527.

Sincerely,

/s/ Jason D. Myers

cc:	Charles Wheeler, Chief Executive Officer, Greenbacker
Claude Vuillieme, General Counsel, Greenbacker
Jay L. Bernstein, Clifford Chance US LLP